JOINT FIDELITY BOND AGREEMENT

AGREEMENT made as of October 26, 2006 by and between

S&P 500 GEARED Fund Inc.

Defined Strategy Fund Inc.

S&P 500 Covered Call Fund Inc.

Dow 30 Premium & Dividend Income Fund Inc.

Small Cap Premium & Dividend Income Fund Inc.

Enhanced S&P 500 Covered Call Fund Inc.

Global Income & Currency Fund Inc.

W I T N E S S E T H

WHEREAS, the above-named registered investment companies (the “Insureds”) are joint named Insureds under a bond issued by ICI Mutual Insurance Company (the “Bond”);

WHEREAS, Rule 17g-1 under the Investment Company Act of 1940 requires that each registered investment company named as an insured on a joint insured bond enter into an agreement with the other named Insureds containing certain provisions regarding the respective shares to be received by said Insured in the event recovery is received under the joint insured bond as a result of a loss sustained by them;

NOW, THEREFORE, the parties hereto, in consideration of the premises and the mutual covenants contained herein, hereby agree as follows:

1. Joint Insured Bond. The Insureds shall maintain in effect a joint fidelity insurance Bond from one or more reputable fidelity insurance companies which shall be authorized to do business in the place where the Bond is issued, insuring the Insureds against larceny and embezzlement and covering such of their officers and employees who may, singly or jointly with others, have access, directly or indirectly, to their securities or funds. The Bond shall name each party as an insured and shall comply with the requirements of such bonds established by Rule 17g-1.

2. Allocation of Premium. Each party hereto shall pay a percentage of the total premium of the bonds which equals the portion of the aggregate amount of coverage allocated to such party.

3. Allocation of Proceeds.

(a) If one or more parties sustain a single loss for which recovery is received under the Bond, each party shall receive that portion of the recovery which is sufficient in amount to indemnify that party in full for the loss sustained by it, unless the recovery is inadequate to fully indemnify all parties sustaining a single loss.

(b) If the recovery is inadequate to indemnify fully all parties sustaining a single loss, the recovery shall be allocated among the parties as follows:

(i) Each party sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or the minimum amount of the fidelity Bond coverage which would be required to be maintained by such party under a single insured bond (determined as of the time of the loss in accordance with the provisions of Rule 17g-1); and

(ii) The remaining portion of the recovery (if any) shall be allocated to each party sustaining a loss not fully indemnified by the allocation under subparagraph (i) in the same proportion as the portion of each party’s loss which is not fully indemnified bears to the sum of the unindemnified losses of all parties. If such allocation would result in any party’s receiving a portion of the recovery in excess of the loss actually sustained by it, the aggregate of such excess portion shall be reallocated to the other parties whose losses would not be fully indemnified as a result of the foregoing allocation.

4. Claims and Settlements. Each party shall, within ten days after the making of any claim under the Bond, provide the other parties with written notice of the amount and nature of such claim. Each party shall, within ten days after the receipt thereof, provide the other parties with written notice of the terms of settlement of any claim made under the Bond by such party.

5. Modifications and Withdrawal. Each party hereby consents to additional investment companies advised by IQ Investment Advisors LLC being named as a joint insured under the Bond and this Agreement. If pursuant to Rule 17g-1 any party shall determine that the coverage described herein should otherwise be modified, it shall so notify the other parties hereto, indicating the nature of the modification which it believes to be appropriate. This Agreement shall be so modified with the written consent of a majority of the parties. Any party may withdraw from this Agreement that any time and cease to be a party hereto (except with respect to losses occurring prior to such withdrawal) by giving not less than thirty days prior written notice to the other parties of such withdrawal. Upon withdrawal, such party shall cease to be a named insured on the Bond and shall be entitled to receive any premium rebated by the fidelity company with respect to such withdrawal.

6. Governing Law. This Agreement shall be construed in accordance with the laws of the State of New Jersey.

7. No Assignment. This Agreement is not assignable.

8. Notices. All Notices and other communications hereunder shall be in writing and shall be addressed to the appropriate party at P.O. Box 9011, Princeton, NJ 08543-9011.

IN WITNESS WHEREOF, each of the parties hereto had duly executed this Agreement as of the day and year first written above.

By	/s/ Donald C. Burke

Donald C. Burke, Vice President, Treasurer, & Secretary

S&P 500 GEARED Fund Inc.; Defined Strategy Fund Inc.;
S&P 500 Covered Call Fund Inc.; Dow 30 Premium &
Dividend Income Fund Inc.; Small Cap Premium &
Dividend Income Fund Inc.; Enhanced S&P 500 Covered Call Fund
Inc.; Global Income & Currency Fund Inc.